Exhibit 99.3

Draganfly To Host Shareholder Update and Earnings Call

Los Angeles, CA. August 6, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it will host a virtual-only shareholder update call on August 12, 2021 at 2PM MST / 4PM EST.

The shareholder update call will be facilitated by Draganfly CEO, Cameron Chell, who will review the Company’s milestones; and CFO Paul Sun, who will review the Company’s financial results for Q2 2021, which are planned to be filed after market on August 9th, 2021. Draganfly President, Scott Larson will be facilitating pre-submitted and live chat questions and answers.

Registration for the call can be done here.

The Company will answer pre-submitted questions at the conclusion of prepared remarks. Investors are asked to submit their questions to investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com